
CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA, 52 - 28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 13 94

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


03007243

Madrid, 26 February 2003

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9th September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

Reg. Mer. de Madrid, Tomo 2.217 General, 1.585 Sección 3.ª Libro de Sociedades, Folio 31.

HALF-YEARLY INFORMATION

OFFICIAL NAME:

CORPORACION MAPFRE, S.A.

☐	**Financial Institutions**	**B**
☐	**Investment Companies**	**C**
☐	**General**	**G**
☒	**Insurance Companies**	**S**

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Supplementary information	☒

DATE:	26 February 2003	**HALF**	2nd 2002

INSURANCE

INFORMATION RELATIVE TO:

HALF	YEAR
SECOND	2002

I. ISSUER IDENTIFICATION DATA

OFFICIAL NAME:
CORPORACION MAPFRE, S.A.

LEGAL ADDRESS:	N.I.F.
Paseo de Recoletos, 25 28004 MADRID	A/08055741

Persons assuming responsibility for the information contained herein, positions they hold with the company, and identification of the power and authority by virtue of which they represent the company:	SIGNATURE:
Mr. Domingo Sugranyes Bickel Vice-Chairman and Chief Executive Officer of CORPORACION MAPFRE, S.A. Public deed nº 2845 signed before notary public Mr. José María Prada Guaita on 20 September 2001	

CONTENT OF THE HALF-YEARLY INFORMATION
(mark with an X when appropriate)

		Non-consolidated	Consolidated
I. Issuer Identification Data	0010	X	
II. Changes in the Consolidated Group	0020		X
III. Basis of Presentation and Valuation Criteria	0030	X	X
IV. Balance Sheet	0040	X	X
V. Profit and Loss Account	0050	X	X
VI. Premium Breakdown by Branch of Business	0060	X	X
VII. Number of Employees	0070	X	X
VIII. Business Development	0080	X	X
IX. Dividends Distributed	0090	X	
X. Relevant Facts	0100	X	X
XI. Relevant Facts: Explanatory Appendix	0110	X	X
XII. Special Auditors Report	0120		

II. CHANGES IN THE CONSOLIDATED GROUP

A) Changes in company name

In this fiscal year, Vehidata, S.A. has changed its company name to Gestimap, S.A.

B) Changes in consolidation methods or procedures

In this fiscal year, the following companies, which in the previous fiscal year did not form part of the consolidation perimeter, have been fully consolidated:

- Grupo Corporativo LML (Mexico)
- Mapfre Seguros de Crédito (Mexico)
- Consolidated Property & Casualty Ins. Co. (USA)

The following companies were consolidated by the equity method:

- Puerto Rican American Life Financial Services Co. (Puerto Rico)
- Citerea S.L. (Spain)
- Administradora de propiedades, S.A. (Chile)
- Comercial y Turismo, S.A. (Chile)
- Clinica Santa Cruz, S.A. (Spain)
- Iberoasistencia Consulting, S.A. (Spain)
- Viajes Tívoli (Spain)
- Novassit (Italy)
- Middlesea Insurance P.L.C. (Malta)

During fiscal year 2002, the following companies were no longer considered subsidiaries or affiliates of the Group due to the reasons indicated below:

Due to sale to third parties:

- Ase Rent S.A. (Mexico)
- Head-Beckham Amerinsurance, IN. (USA)

Due to winding-up:

- Mapfre Chile Internacional (Chile)
- Caja Inversiones (Chile)
- Inmobiliaria 24, C.A. (Venezuela)
- Mapfre Soft Argentina, S.A. (Argentina)

Due to dissolution with absorption by another Group company (the absorbing company or the company receiving the transferred assets and liabilities is indicated):

- Tema Vida, S.A. de C.V. (Mexico). Afore Tepeyac, S.A. (Mexico).
- Aseguradora Islas Canarias de Seguros, S.A. (Spain). Mapfre Caja Salud, S.A. (Spain)

III. BASIS OF PRESENTATION AND VALUATION CRITERIA

The presentation of the results of all consolidated companies follows the same accounting principles, criteria and policies which were applied in the latest annual accounts.

IV. NON-CONSOLIDATED BALANCE SHEET

Unit: thousand euros

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) SHAREHOLDERS, UNCALLED CAPITAL	**0200**		
I. Start-up expenses	0210		
II. Intangible Assets	0220	1,236	976
III. Deferred expenses	0230	981	1,040
B) INTANG. ASSETS, START-UP EXPENSES, DEFERRED EXPENSES.	**0240**	**2,217**	**2,016**
I. Tangible Investments	0250	10,316	10,492
II. Financial Investments	0260	15,959	144,269
III. Investments in Group Companies and Affiliates	0270	848,630	814,998
IV. Deposits established for accepted reinsurance	0280	0	0
C) INVESTMENTS	**0290**	**874,905**	**969,759**
D) INVESTMENTS ON ACCOUNT OF LIFE POLICYHOLDERS ASSUMING INVESTMENT RISK	**0310**		
E) PARTICIPATION BY REINSURANCE IN TECHNICAL RESERVES	**0320**	**0**	**0**
I. Credits on direct, reins. and coins. business (policyholders,brokers)	0330	0	0
II. Tax, corporate and other credits	0340	25,521	10,478
III. Shareholders, called capital	0350		
IV.Tangible Fixed Assets	0355	405	454
V. Cash and Banks	0360	5,393	5,191
VI. Treasury Stock in Special Status	0365		
VII. Other Assets Net of Provisions	0366	2,340	5,180
VIII. Prepaid Expenses	0370	26	55
F) CREDITS, OTHER ASSETS AND ACCRUAL ACCOUNTS	**0380**	**33,685**	**21,358**
TOTAL ASSETS (A+B+C+D+E+F)	**0390**	**910,806**	**993,133**

LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	0500	90,782	90,782
II. Reserves	0510	426,446	426,446
III. Treasury stock for capital decrease	0515		
IV. Results from previous years	0520	118,554	125,299
V. Result for the year	0530	-21,807	44,592
VI. Interim dividend paid during the year	0540	0	-16,341
A) CAPITAL AND RESERVES	**0550**	**613,975**	**670,778**
B) DEFERRED INCOME	**0590**	**566**	**1,778**
C) SUBORDINATED LIABILITIES	**0595**	**0**	**0**
D) TECHNICAL RESERVES	**0600**	**0**	**0**
E) TECH. RESRVS. (LIFE) WHEN INV. RISK IS ASSUMED BY POLICYHOLD.	**0605**		
F) PROVISIONS FOR RISKS AND EXPENSES	**0610**	**6,604**	**4,129**
G) DEPOSITS RECEIVED ON CEDED REINSURANCE	**0620**	**0**	**0**
I. Bond and other stock issues	0630	275,000	275,000
II. Due to credit institutions	0635	0	0
III. Debts on direct insurance, reins. and coins. (policyholders, brokers)	0640	0	0
IV. Debts on transactions in preparation of insurance contracts	0645		
V. Debts on repos of assets	0646		
VI. Other liabilities	0650	6,860	33,647
VII. Accrued liabilities	0670	7,801	7,801
H) DEBTS AND ACCRUED LIABILITIES	**0680**	**289,661**	**316,448**
TOTAL LIABILITIES (A+B+C+D+E+F+G+H)	**0690**	**910,806**	**993,133**

V. NON-CONSOLIDATED RESULTS

Unit: thousand euros

		CURRENT YEAR Amount	PREVIOUS YEAR Amount
I. Earned premiums, net of reinsurance (non-life)	0800	0	0
II. Earned premiums, net of reinsurance (life)	0810	0	0
A) NET EARNED PREMIUMS (I+II)	**0820**	**0**	**0**
III. Claims in the year net of reinsurance (non-life)	0830	0	-148
IV. Claims in the year, net of reinsurance (life)	0840	0	0
B) NET CLAIMS (III+IV)	**0850**	**0**	**-148**
V. Variation in other technical reserves, net of reinsurance (non-life)	0852	0	0
VI. Variation in other technical reserves, net of reinsurance (life)	0853	0	0
C) VARIATION IN OTHER NET TECHNICAL RESERVES (+/-V+/-VI)	**0855**	**0**	**0**
VII. Profit sharing and returns (non-life)	0860	0	0
VIII. Profit sharing and returns (life)	0865	0	0
IX. Net operating expenses (non-life)	0870	0	-143
X. Net operating expenses (life)	0875	0	0
XI. Variation in the equalisation reserve (non-life)	0880	0	0
D) PROFIT SHARING & OTHER OPERATING EXPENSES (VII+VIII+IX+X+/-XI)	**0890**	**0**	**-143**
XII. Other technical results (non-life)	0900	0	-8
XIII. Other technical results (life)	0910	0	0
E) TECHNICAL RESULTS (A-B+/-C-D+/-XII+/-XIII)	**0920**	**0**	**283**
XIV. Income from operating investments (non-life)	0930	0	50
XV. Income from operating investments (life)	0935	0	0
XVI. Expenses from operating investments (non-life)	0940	0	188
XVII. Expenses from operating investments (life)	0945	0	0
XVIII. Unrealised capital gains and losses on investments (life)	0950	0	0
F) TECHNICAL FINANCIAL RESULT (life) (E+XIV+XV-XVI-XVII+/-XVIII	**0960**	**0**	**145**
G) TECHNICAL RESULT (non-life) (I-III+/-V+VII-IX+/-XI+/-XII+XIV-XVI)	**0961**	**0**	**145**
H) TECHNICAL RESULT (life) (II-IV+/-VI-VIII-X+/-XIII+XV-XVII+/-XVIII)	**0962**	**0**	**0**
XIX. Income from investments	0970	71,376	58,532
XX. Expenses from investments	0980	102,372	14,540
I) ORDINARY RESULT (F+XIX-XX)	**1020**	**-30,996**	**44,137**
XXI. Other income	1025	2,381	1,570
XXII. Other expenses	1026	7,646	6,831
XXIII. Extraordinary Results	1030	-2,887	-3,783
J) PROFIT BEFORE TAXES (I+XXI-XXII+/-XXIII)	**1040**	**-39,148**	**35,093**
XXIV. Corporate tax and others	1042	17,341	9,499
K) RESULT FOR THE YEAR (J+/-XXIV)	**1044**	**-21,807**	**44,592**

IV. CONSOLIDATED BALANCE SHEET

Unit: thousand euros

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) SHAREHOLDERS, UNCALLED CAPITAL	**1200**	**0**	**0**
I. Start-up expenses	1210	9,650	8,775
II. Intangible assets	1220	82,417	79,694
III. Deferred expenses	1230	1,861	2,368
B) INTANG. ASSETS, START-UP EXPENSES, DEFERRED EXPENSES	**1240**	**93,928**	**90,837**
I. Tangible investments	1250	514,218	566,677
II. Financial investments	1260	10,740,676	9,369,863
III. Deferred expenses	1270	240,384	244,906
IV. Treasury Stock	1280	0	0
V. Deposits established for accepted reinsurance	1285	74,836	78,865
C) INVESTMENTS	**1290**	**11,570,114**	**10,260,311**
D) CONSOLIDATED GOODWILL	**1300**	**403,356**	**415,215**
E) INVEST. ON ACCOUNT OF LIFE POLICYHOLDERS ASSUMING INVEST. RISK	**1310**	**574,692**	**739,359**
F) PARTICIPATION BY REINSURANCE IN TECHNICAL RESERVES	**1320**	**526,409**	**477,666**
I. Credits on direct, reins. and coins. business (policyholders and brokers)	1330	914,254	926,832
II. Tax, corporate and other credits	1340	167,590	218,090
III. Shareholders,called capital	1350	0	0
IV. Tangible Fixed Assets	1355	71,002	75,529
V. Cash and Banks	1360	524,698	456,385
VI. Short-term Trasury Stock	1365		
VII. Other assets Net of Provisions	1366	6,769	21,420
VIII. Prepaid Expenses	1370	396,874	339,043
G) CREDITS, OTHER ASSETS AND ACCRUAL ACCOUNTS	**1380**	**2,081,187**	**2,037,299**
TOTAL ASSETS (A+B+C+D+E+F+G)	**1390**	**15,249,686**	**14,020,687**

LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	1500	90,782	90,782
II. Parent company reserves	1510	555,074	567,044
III.Treasury stock for capital decrease	1515	0	0
IV. Reserves in consolidated companies	1520	561,593	444,555
V. Translation differences	1530	-243,959	-20,290
VI. Results attributable to the parent company	1540	113,391	96,169
VII. Interim dividend paid during the year	1550	0	-16,341
A) CAPITAL AND RESERVES	**1560**	**1,076,881**	**1,161,919**
B) MINORITY INTERESTS	**1570**	**624,261**	**649,177**
C) NEGATIVE CONSOLIDATION DIFFERENCE	**1580**	**2,863**	**3,041**
D) DEFERRED INCOME	**1590**	**14,679**	**21,036**
E) SUBORDINATED LIABILITIES	**1592**	**0**	**0**
F) TECHNICAL RESERVES	**1595**	**11,433,465**	**9,943,216**
G) TECH. RESRVS. (LIFE) WHEN INV. RISK IS ASSUMED BY POLICYHOLD.	**1600**	**574,692**	**739,359**
H) PROVISIONS FOR RISKS AND EXPENSES	**1610**	**96,865**	**105,048**
I) DEPOSITS RECEIVED ON CEDED REINSURANCE	**1620**	**94,016**	**79,171**
I. Bond and other stock issues	1630	275,000	275,000
II. Due to credit institutions	1635	21,746	75,806
III. Debts on direct insurance, reins. and coins. (policyholders, brokers)	1640	456,137	405,629
IV. Debts on transactions in preparation of insurance contracts	1645	39,925	44,331
V. Debts on repos of assets	1646	11,978	0
VI. Other	1650	447,583	448,604
VII. Accrued liabilities	1670	79,595	69,350
J) DEBTS AND ACCRUED LIABILITIES	**1680**	**1,331,964**	**1,318,720**
TOTAL LIABILITIES (A+B+C+D+E+F+G+H+I+J)	**1690**	**15,249,686**	**14,020,687**

V. CONSOLIDATED RESULTS

Unit: thousand euros

		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
I. Earned premiums, net of reinsurance (non-life)	1800	2,568,252	53%	2,564,537	50%
II. Earned premiums, net of reinsurance (life)	1810	2,233,407	47%	2,605,851	50%
A) NET EARNED PREMIUMS (I+II)	**1820**	**4,801,659**	**100%**	**5,170,388**	**100%**
III. Claims in the year, net of reinsurance (non-life)	1830	1,783,738	37%	1,839,509	36%
IV. Claims in the year, net of reinsurance (life)	1840	1,066,868	22%	1,133,521	22%
B) NET CLAIMS (III+IV)	**1850**	**2,850,606**	**59%**	**2,973,030**	**58%**
V. Variation in other technical reserves, net of reinsurance (non-life)	1852	-27,282	-1%	-18,163	0%
VI. Variation in other technical reserves, net of reinsurance (life)	1853	-1,363,019	-28%	-1,639,134	-32%
C) VARIATION IN OTHER NET TECHNICAL RESERVES (+/-V+/-VI)	**1855**	**-1,390,301**	**-29%**	**-1,657,297**	**-32%**
VII. Profit sharing and returns (non-life)	1860	3,428	0%	1,515	0%
VIII. Profit sharing and returns (life)	1865	22,632	0%	17,477	0%
IX. Net operating expenses (non-life)	1870	743,937	15%	726,750	14%
X. Net operating expenses (life)	1875	101,779	2%	97,142	2%
XI. Variation in the equalisation reserve (non-life)	1880	10,019	0%	2,921	0%
D) PROFIT SHARING & OTHER OPERATING EXPENSES (VII+VIII+IX+X+/-XI)	**1890**	**881,795**	**18%**	**845,805**	**16%**
XII. Other technical results (non-life)	1900	-43,034	-1%	-35,117	-1%
XIII. Other technical results (life)	1910	-8,869	0%	-12,105	0%
E) TECHNICAL RESULTS (A-B+/-C-D+/-XII+/-XIII)	**1920**	**-372,946**	**-8%**	**-352,966**	**-7%**
XIV. Income from operating investments (non-life)	1930	350,312	7%	289,994	6%
XV. Income from operating investments (life)	1935	607,545	13%	470,869	9%
XVI. Expenses from operating investments (non-life)	1940	117,472	2%	94,229	2%
XVII. Expenses from operating investments (life)	1945	155,551	3%	83,546	2%
XVIII. Unrealised capital gains and losses on investments (life)	1950	-41,121	-1%	-13,258	0%
F) TECHNICAL FINANCIAL RESULT (E+XIV+XV-XVI-XVII+/-XVIII)	**1960**	**270,767**	**6%**	**216,864**	**4%**
G) TECHNICAL RESULT (non-life) (I-III+/-V-VII-IX+/-XI+/-XII+XIV-XVI)	**1965**	**189,654**	**4%**	**136,327**	**3%**
H) TECHN'CAL RESULT (life) (II-IV+/-VI-VIII-X+/-XIII+XV-XVII+/-XVIII)	**1966**	**81,113**	**2%**	**80,537**	**2%**
XIX. Results from investments	1970	15,775	0%	4,862	0%
XX. Translation results	1980	1,189	0%	1,292	0%
XXI. Profit sharing of companies recorded by equity method	1990	21,186	0%	33,669	1%
XXII. Amortisation of consolidation goodwill	2000	27,483	1%	18,505	0%
XXIII. Consolidation differences	2010	0	0%	0	0%
I) ORDINARY RESULT (F+/-XIX+/-XX+/-XXI-XXII+XXIII)	**2020**	**281,434**	**6%**	**238,182**	**5%**
XXI. Other income	2025	55,451	1%	64,897	1%
XXVI. Other expenses	2026	77,110	2%	68,966	1%
XXVI. Extraordinary Results	2030	-815	0%	-22,394	0%
J) PROFIT BEFORE TAXES (H+XXIV-XXV+/-XXVI)	**2040**	**258,960**	**5%**	**211,719**	**4%**
XXVII. Corporate tax	2042	-67,521	-1%	-43,688	-1%
K) RESULT (I+/-XXVII)	**2044**	**191,439**	**4%**	**168,031**	**3%**
+/- Results attributable to minority interests	2050	-78,048	-2%	-71,862	-1%
= RESULTS FOR THE YEAR ATTRIBUTABLE TO CONTROLLING COMPANY	**2060**	**113,391**	**2%**	**96,169**	**2%**

VI. PREMIUM BREAKDOWN BY BRANCH OF BUSINESS

NON-LIFE BRANCHES		NON-CONSOLIDATED		CONSOLIDATED	
		Curr. Year	Prev. Year	Curr. Year	Prev. Year
General Insurance - Direct Insurance Spain	2100			1,276,774	1,001,868
Credit and Guarantee – Direct Insurance Spain	2115			79,058	64,278
Direct Insurance abroad	2120			1,222,683	1,386,122
Reinsurance	2125			376,362	380,867
Assistance	2130			122,645	132,156
TOTAL PREMIUMS FOR THE YEAR Non-Life (direct and accepted)	2140			3,077,522	2,965,291
TOTAL PREMIUMS FOR THE YEAR Non-Life (ceded and retroceded)	2145			-509,270	-400,754
TOTAL NET EARNED PREMIUMS Non-Life	2150			**2,568,252**	**2,564,537**
TOTAL PREMIUMS FOR THE YEAR Life (direct and accepted)	2185			2,283,748	2,645,710
TOTAL PREMIUMS FOR THE YEAR Life (ceded and retroceded)	2190			-50,341	-39,859
TOTAL NET EARNED PREMIUMS Life	2195			**2,233,407**	**2,605,851**
TOTAL NET EARNED PREMIUMS	2200			**4,801,659**	**5,170,388**
Spain	2205			3,457,407	3,622,996
Foreign Subsidiaries: E.U.	2210		-	46,358	38,728
O.C.D.E.	2215			455,066	441,528
Other Countries	2220			842,828	1,067,136

Thousand euros

VII. AVERAGE NUMBER OF EMPLOYEES DURING THE YEAR

		NON-CONSOLIDATED		CONSOLIDATED	
		Curr. Year	Prev. Year	Curr. Year	Prev. Year
TOTAL PERSONS EMPLOYED	3000	59	62	11,420	10,791

VIII) BUSINESS DEVELOPMENT

CORPORACION MAPFRE and its subsidiaries had a satisfactory fiscal year in 2002. In Spain, direct Non-life insurance premiums grew 27%, while third-party funds managed by MAPFRE VIDA and its subsidiaries increased by 11.6%. Business volumes in the Americas were negatively affected by the devaluation of several currencies, and the appreciation of the euro vis-à-vis the US dollar. Nevertheless, growth rates in local currency maintained a satisfactory pace in all countries. On the other hand, the results of CORPORACION MAPFRE exceeded by a wide margin the targets set for 2002.

Revenues

In 2002, the total revenues of CORPORACION MAPFRE and its subsidiaries reached € 6,862.6 million, with the following breakdown by business line:

TOTAL REVENUES
(Million euros)

	2002	2001
Companies operating primarily in Spain		
Direct insurance premiums: non-life	1,452.5	1,139.7
Direct insurance premiums: life	2,190.3	2,582.2
Income from investments	689.4	555.1
Other income from consolidated companies	21.1	34.0
Brokerage and fund management *	53.7	53.1
Real estate management and development *	34.6	60.4
Total	4,441.6	4,424.5
Companies operating primarily abroad		
Direct insurance premiums: non-life	1,316.1	1,480.5
Direct insurance premiums: life	75.8	49.5
Accepted reinsurance premiums	483.1	390.3
Assistance premiums and other income	162.1	183.2
Income from investments	348.3	307.3
Other income from consolidated companies	25.0	10.8
Travel Agency *	10.6	10.5
Total	2,421.0	2,432.1
TOTAL	6,862.6	6,856.6

* Equity-accounted

The breakdown of direct insurance and accepted reinsurance premiums by geographical area was as follows:

DIRECT INSURANCE AND ACCEPTED REINSURANCE PREMIUMS (Million euros)			
	Life	Non-Life	Total
Spain	2,193.3	1,516.6	3,709.9
Other Europe.........................	37.5	204.6	242.1
North America	34.4	668.5	702.9
South America	25.0	858.6	883.6
Other Countries.....................	0.1	108.7	108.8
TOTAL	2,290.3	3,357.0	5,647.3

Funds managed by MAPFRE VIDA and its subsidiaries are shown in the following table:

FUNDS MANAGED BY MAPFRE VIDA (Million euros)		
	2002	2001
Technical reserves	9,186.1	7,822.4
Pension Funds	680.9	582.2
Mutual Funds	1,968.7	2,202.3
Equity	373.9	349.9
TOTAL...	12,209.6	10,956.8

Results

Consolidated profit after taxes and minority shareholders reached € 113.4 million, a 17.9% increase over the previous year. The following table provides a breakdown of the consolidated result by business area:

CONSOLIDATED RESULTS
(Million euros)

	2002	2001
FULLY CONSOLIDATED SUBSIDIARIES		
Companies operating primarily in Spain		
Direct insurance	199.9	169.9
Other	---	----
Subtotal	199.9	169.9
Companies operating primarily abroad		
Direct insurance	56.5	36.2
Accepted reinsurance	30.9	-2.2
Assistance	5.3	4.4
Other	-1.5	0.5
Subtotal	91.2	38.9
EQUITY-ACCOUNTED SUBSIDIARIES		
Brokerage and fund management	19.9	23.1
Real estate management and development	3.5	11.7
Other	0.5	-0.1
Total results from subsidiaries	**315.0**	**243.5**
Amortisation of goodwill and portfolio acquisition costs	-37.6	-24.1
Holding company results (non-consolidated)	-39.1	35.1
Consolidation adjustments	20.7	-42.8
Result before tax and minority interests	**259.0**	**211.7**
Tax	-67.6	-43.7
Result after tax	**191.4**	**168.0**
Minority interest	-78.0	-71.8
Net attributable result	**113.4**	**96.2**
Adjusted earnings per share (euros)	**0.62**	**0.53**

The net result obtained in 2002 represented a return on average equity of 10.1% (8.4% in 2001).

The main subsidiaries achieved the following results:

RESULTS OF SUBSIDIARY COMPANIES (Million euros)	Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs		After tax, minority interests, and amortisation of goodwill and portfolio acquisition costs	
	2002	2001	2002	2001
Fully consolidated subsidiaries				
MAPFRE-CAJA MADRID				
MAPFRE VIDA	103.1	96.3	75.9	69.9
MAPFRE SEGUROS GENERALES (1)	76.6	66.3	40.3	38.2
CORPORATE INSURANCE OPERATING UNIT:				
- MAPFRE INDUSTRIAL	18.6	12.8	12.1	8.2
- MAPFRE CAUCIÓN Y CRÉDITO	7.1	5.7	4.6	3.2
MAPFRE CAJA SALUD	13.8	8.9	7.1	4.6
Other	-0.9	-0.2	-0.9	-0.2
Holding company expenses and consolidation adjustments	-3.2	-2.1	-16.6	-13.3
Total	215.1	187.7	122.5	110.6
MAPFRE AMERICA				
North and Central America				
LA CENTRO AMERICANA (El Salvador)	1.8	1.1	1.0	0.6
SEGUROS TEPEYAC (Mexico)	13.9	9.7	8.6	5.2
MAPFRE USA: Grupo PRAICO (Puerto Rico and Florida)	15.5	11.5	12.0	12.3
South America				
MAPFRE ARGENTINA	-2.3	8.5	-10.8	6.7
VERA CRUZ SEGURADORA (Brazil)	6.0	0.4	3.4	0.4
MAPFRE S.G. DE COLOMBIA	2.1	0.1	1.7	-0.2
MAPFRE CHILE	1.5	1.4	1.1	1.1
MAPFRE PARAGUAY	0.2	0.2	0.1	0.1
MAPFRE PERU	-5.2	-2.8	-4.1	-1.9
MAPFRE URUGUAY	-1.9	0.8	-1.9	0.8
LA SEGURIDAD (Venezuela)	30.2	20.0	27.8	13.0
Other shareholdings, holding company expenses and consolidation adjustments	-5.5	-14.7	-12.4	-20.0
Total	56.3	36.2	26.5	18.1
MAPFRE RE	30.9	-2.2	22.7	0.8
MAPFRE ASISTENCIA	5.3	4.4	3.8	2.8
Other	-1.3	0.5	-1.6	---
Equity-accounted subsidiaries (2)				
MAPFRE INMUEBLES	5.7	17.9	3.5	11.7
GESMADRID	5.0	5.9	3.2	3.9
CAJA MADRID PENSIONES	1.3	1.3	0.8	0.8
CAJA MADRID BOLSA	0.9	0.9	0.6	0.6
Other	0.5	-0.2	0.5	-0.1

(1) Without its subsidiary MAPFRE INDUSTRIAL, which is shown as part of the Corporate Insurance Operating Unit
(2) Figures are shown taking into account the percentage of ownership in each company

The evolution of the main management ratios of the Non-life insurance subsidiaries of CORPORACION MAPFRE is shown in the following table, which provides the percentage of total expenses over written premiums, as well as the percentage of claims incurred over earned premiums, before reinsurance; the columns to the right show the combined ratios of the subsidiaries (expenses over written premiums, and claims over earned premiums, net of reinsurance). Figures for MAPFRE CAUCION Y CREDITO include the net income from the sale of credit opinions, which are part of the operating result, even though they are classified as non-technical items.

CORPORACIÓN MAPFRE
Subsidiaries figures as at December 2002
(Consolidated figures)

	GROSS EXPENSE RATIO % (1)		**GROSS CLAIMS RATIO % (2)**		**COMBINED RATIO % (3)**	
	31.12.02	**31.12.01**	**31.12.02**	**31.12.01**	**31.12.02**	**31.12.01**
MAPFRE SEGUROS GENERALES	28.6	28.0	62.1	61.8	90.6	90.5
MAPFRE INDUSTRIAL	15.7	19.0	66.4	76.2	91.0	95.7
MAPFRE CAUCIÓN Y CRÉDITO (4)	24.6	26.0	70.0	70.3	99.0	91.8
MAPFRE CAJA SALUD (5)	16.9	15.7	80.4	80.6	97.4	96.4
MAPFRE RE	28.2	28.8	57.0	81.0	93.5	112.6
MAPFRE ASISTENCIA	13.4	11.7	74.7	83.1	88.2	95.5
MAPFRE AMÉRICA	29.9	30.3	69.3	71.8	110.4	103.7
CORPORACION MAPFRE	26.2	27.1	66.1	73.8	99.3	100.9

1) Total expenses/issued and accepted premiums
2) Claims from direct insurance and accepted reinsurance/gross premiums earned
3) Net expenses/net premiums written + net claims/net premiums earned
4) The "combined ratio" of Mapfre Caución y Crédito is adjusted for net income from the sale of credit opinions.
5) The expense ratios of Mapfre Caja Salud are calculated over earned premiums, as most premiums are underwritten in January

All areas achieved combined ratios lower than 100%, except MAPFRE AMERICA. The latter was negatively affected by the impact of devaluation on the cost of automotive spare parts, as well as by the higher cost of reinsurance.

CORPORACION MAPFRE did not book any significant profits from asset sales during fiscal year 2002. Conversely, unrealised losses from financial, mainly equity, investments, amounted to € 11.4 million.

The following table shows the trend in results, excluding non-recurring gains and losses:

RECURRING RESULTS (Million euros)				
	1999	2000	2001	2002
Net accounting results	69.9	91.9	96.2	113.4
Net recurring results	55.6	68.4	81.9	99.3
% increase	21%	23%	20%	21%

CORPORACION MAPFRE decided to take full advantage of the possibility to prepay deferred taxes arisen from asset sales in previous years, allowed by the Law on Fiscal and Administrative Measures, and on the Social Order, dated 27/12/2001. This decision has led to a further reduction in consolidated taxes of € 14.3 million, in addition to the reduction of € 8.0 million in the amount of deferred taxes booked in 2001.

Consolidated shareholders' equity

Total consolidated equity amounted to € 1,701.1 million, against € 1,811.1 million at the end of 2001. The year-on-year variation sums up the positive impact from the results of subsidiaries, as well as the negative impact from the devaluation of American currencies and the appreciation of the euro vis-à-vis the US dollar. Of the amount of total equity detailed above, € 624.3 correspond to the holdings of minority shareholders in subsidiaries, and € 1,076.9 million to the shareholders of CORPORACION MAPFRE. Consolidated shareholders' equity per share amounted to € 5.9 at year-end (€ 6.4 per share at the end of 2001).

The consolidated shareholders' equity, expressed in euros, of MAPFRE AMERICA and its subsidiaries decreased during 2002 by € 148.3 million, due to the devaluation of Latin American currencies.

The decrease in the consolidated equity of MAPFRE AMERICA does not imply a weaker solvency of its subsidiaries, as all their liabilities are reduced by the same proportion, nor does it have an impact on the consolidated result of CORPORACION MAPFRE. However, it does require to set aside € 71.3 million in the provision against investment depreciation in the non-consolidated balance sheet. That explains the loss

recorded in fiscal year 2002 in the non-consolidated profit and loss statement of CORPORACION MAPFRE.

Investments and financing

During fiscal year 2002, CORPORACION MAPFRE made investments in group and affiliate companies totalling € 117.2 million, among which the following must be underlined:

- The € 82.8 million capital increase in MAPFRE AMERICA, which allowed this company to complete the acquisition of complementary holdings in its Mexican subsidiaries;
- The € 60.0 million capital increase in MAPFRE CAJA MADRID HOLDING DE ENTIDADES ASEGURADORAS, 51% of which was paid up by CORPORACION MAPFRE. This increase has allowed that holding company to fund a capital increase at MAPFRE SEGUROS GENERALES, to complete the acquisition of FINISTERRE.

In addition to the aforementioned outlays, CORPORACION MAPFRE has agreed to subscribe for its part and for all shares that may remain unsubscribed in the € 60.0 million capital increase at MAPFRE RE. As part of this capital increase, which will be carried out in the first quarter of 2003, CORPORACION MAPFRE will transfer to MAPFRE RE the ownership of a unique property located in Paseo de Recoletos 25, Madrid, in which the reinsurance company have their head office. This building was valued at € 30.0 million by external surveyors. The new capital will be used to support strong growth in the reinsurance activity, due to rate increases, as well as new business opportunities.

Moreover, CORPORACION MAPFRE has granted a € 18.0 million loan to MAPFRE ASISTENCIA, at market rates. Of this amount, € 9.0 million will be capitalised in January 2008, while the remaining € 9.0 million will be will back over a period of 10 years. MAPFRE ASISTENCIA will use these funds to acquire the roadside assistance company ROAD AMERICA, headquartered in Miami, Florida (USA).

Among other smaller transactions, CORPORACION MAPFRE has acquired shares in MIDDLESEA INSURANCE p.l.c. (Malta), in which it has a 5.49% shareholding, for a total amount of € 3.7 million. Furthermore, CORPORACION MAPFRE has agreed to

sell its shares in MAGHREBIA, a Tunisian insurance company, for a consideration of € 1.6 million. The latter transaction was carried out in January 2003.

All aforementioned investments were financed with the proceeds obtained from the bonds issued in July 2001, as well as through an increase in debts with financial institutions in January 2003, for an amount of € 40.0 millions. The reduction in debts with financial institutions from € 75.8 million in 2001 to 21.7 million in 2002, which appears in the consolidated balance sheet, reflects the repayment of a loan in Mexico that was used to acquire a minority shareholding in SEGUROS TEPEYAC.

Targets

The targets for profits growth that CORPORACION MAPFRE had set itself for fiscal year 2002 have been exceeded by a wide margin. Revenue targets were not met, due to exogenous factors (currency devaluations in the Americas, and the slowdown of externalisation flows in Spain). Excluding the effect of these factors, revenue growth would have been in line with targets.

CORPORACION MAPFRE aims to achieve the following revised targets over the 2003-2005 period:

- Non-life premium growth of over 10%, and a growth in funds under management (MAPFRE VIDA) between 8% and 10%.
- Sustained underwriting profit in the insurance and reinsurance businesses (combined ratio equal to, or lower than 100% in non-life insurance)
- Return on equity around 10% and growing earnings per share.
- The average annual increase in net results should be equal to, or greater than 10% for the consolidated group of CORPORACION MAPFRE in its present structure.

A presentation for analysts and investors, that complements and completes the information contained herein, is simultaneously being released (accessible at www.mapfre.com).

IX. DIVIDENDS DISTRIBUTED DURING THE PERIOD

		% based on nominal	Pts. Per Share	Amount (million Euros)
1. Ordinary Shares (a)	3100	20	0.10	18,156
1. Ordinary Shares (b)	3100	18	0.09	16,341
2. Preference Shares	3110	--	--	--
3. Non-voting Shares	3120	--	--	--

Further information on dividend payments (interim, supplementary, etc.)

(a) 2001 supplementary dividend, paid on 1 June 2002: shares number 1 to 181,564,536 collected € 0.10 gross per share.

(b) 2001 interim dividend paid out of results from previous years pending application, paid on 16 December 2002: shares number 1 to 181,564,536 collected € 0.09 gross per share.



CORPORACION MAPFRE

Year 2002 results

London, 26 February 2003

UNAUDITED DATA

Year 2002

- Corporacion Mapfre and subsidiaries had an outstanding year:
  - Third-party funds managed by Mapfre Vida and subsidiaries in Life insurance, mutual funds and pension funds grew 11.6%, vs. 2.9% for the market as a whole
  - Direct Non-life insurance premiums in Spain grew 27%, vs. 13% for the market as a whole
  - Mapfre América increased its net profit by 46%
  - Mapfre Re booked a net profit of € 22.7 million, vs. € 0.8 million in 2001.

- Results exceeded targets by a wide margin:
  - The consolidated combined ratio decreased to 99.3%
  - The net result reached € 113.4 million, a 17.9% increase
  - The ROE rose above 10%.

Estimated market share in Spain in 2002

11.6%
4.0%
7.6%
7.0%
6.3%
4.6%
4.2%
4.0%
3.9%
3.3%
3.3%
3.1%

MAPFRE
CAIXA
ANTARES
GENERALI
ALLIANZ
AVIVA
AXA
CASER
BBVA
BSCH

CORPORACION MAPFRE
SISTEMA MAPFRE including MAPFRE MUTUALIDAD

Source: ICEA

Premium growth

	1998	1999	2000	2001	**2002**	% 02/01	98 - 02 CAGR
MAPFRE VIDA	1,045.0	1,401.9	2,394.5	2,647.0	**2,229.6**	-15.8%	20.9%
MAPFRE VIDA w/o externalisations	1,045.0	1,401.9	1,510.4	1,786.2	**1,909.2**	6.9%	16.3%
MAPFRE SEGUROS GENERALES	475.0	533.3	621.5	702.1	**786.6**	12.0%	13.4%
CORPORATE INSURANCE UNIT							
- MAPFRE INDUSTRIAL	109.8	129.9	148.5	203.3	**346.4**	70.4%	33.3%
- MAPFRE CAUCIÓN Y CRÉDITO	45.3	50.2	60.9	70.7	**85.3**	20.7%	17.1%
MAPFRE CAJA SALUD	143.0	159.4	191.7	219.3	**246.1**	12.2%	14.5%
MAPFRE AMERICA	1,098.3	1,043.8	1,328.3	1,516.5	**1,341.1**	-11.6%	5.1%
MAPFRE RE	469.1	542.0	606.3	687.9	**760.1**	10.5%	12.8%
MAPFRE ASISTENCIA (Total income)	129.0	157.9	196.6	222.4	**206.0**	-7.4%	12.4%
CORPORACION MAPFRE	2,623.7	2,723.3	4,202.4	5,789.2	**5,647.3**	-2.5%	21.1%

Premiums from acquired companies are included independently of the date of their acquisition. Million euros

Recurring profits



99-02 CAGR: 17.5%
69.9
55.6
91.9
68.4
96.2
81.9
113.4
99.3
1999
2000
2001
2002
Recurring profit
Non-recurring items

Million euros

Combined ratio: trend[1]


106.3%
105.1%
103.3%
100.9%
99.3%
1998
1999
2000
2001
2002

[1] Net expenses / net premiums written + net claims / net premiums earned

ROE: trend[1]



7.7%
7.9%
9.1%
8.4%
10.1%
1998
1999
2000
2001
2002

[1] Result net of taxes and minorities/ average shareholders' equity

Key figures

	1998	1999	2000	2001	**2002**	% 02/01
Non-Life premiums	1,898.9	2,004.2	2,499.3	3,128.9	**3,357.0**	7.3%
Life premiums	726.4	719.2	1,703.1	2,660.3	**2,290.3**	-13.9%
Net income, group share	64.8	69.9	91.9	96.2	**113.4**	17.9%
Total assets	6,190.8	7,031.0	11,205.3	14,020.7	**15,249.7**	8.8%
Funds under management [1]	7,702.0	8,612.9	12,488.5	14,857.0	**15,965.4**	7.5%
Shareholders' equity	861.7	906.4	1,120.8	1,161.9	**1,076.9**	-7.3%
Financial debt [2]	41.8	82.2	79.2	350.8	**296.7**	-15.4%
Market capitalisation (at year end)	1,400.4	987.7	1,228.6	1,181.9	**1,403.5**	18.7%
Shares [3]	181,564,536	181,564,536	181,564,536	181,564,536	**181,564,536**	0.0%
PER	21.6	14.1	13.4	12.3	**12.4**	0.7%
Earnings per share [3]	0.36	0.39	0.51	0.53	**0.62**	17.9%
Dividend per share [3]	0.18	0.18	0.19	0.19	**0.19**	—
Employees	11,752	11,049	10,142	11,284	**12,376**	9.7%
N/L Loss ratio [4]	76.5%	76.8%	74.6%	72.4%	**70.5%**	
N/L Expense ratio [4]	29.9%	28.2%	28.7%	28.5%	**28.8%**	
N/L Combined ratio [4]	106.3%	105.1%	103.3%	100.9%	**99.3%**	
ROE	7.7%	7.9%	9.1%	8.4%	**10.1%**	

(1) Includes: mutual and pension funds, mathematical reserves, technical reserves, provisions for risks and expenses, deposits received on ceded reinsurance, dues on transactions in preparation of insurance contracts, and shareholders' equity. It does not include funds managed by Caja Madrid's asset management subsidiaries
(2) Debt increase due to the issuance of simple debentures for an amount of € 275 MM in July 2001
(3) Adjusted for the 3-for-1 split realised in September 2001
(4) Net of reinsurance

Million euros



Evolution of the share price

- In 2002, the Corporacion Mapfre share outperformed all listed European insurance shares, in both absolute and relative terms.
- Already in 2001, the Corporacion Mapfre share had an outstanding performance relative to its sector, ranking fifth in both absolute and relative terms.
- This performance reflects the acknowledgement by investors of a number of key features of Sistema Mapfre as a whole:
  - Leading position in Spain, one of the fastest-growing insurance markets in Europe:
    - The strongest insurance brand in Spain
    - The widest multichannel distribution network
    - Focus on service quality
  - Combined ratio consistently lower than the European average, owing to:
    - Specialised business units and management teams by business line
    - Rigorous underwriting
    - Advanced and innovative claims management systems
    - Cost containment
  - Prudent investment policy, with a high quality and low risk investment portfolio
  - Strong consolidated solvency margin
  - High financial strength and credit ratings. Sistema Mapfre has been one of the few insurance groups, which have been assigned a positive outlook by Standard & Poor's in 2002
  - Little or no exposure to the largest risks and claims in recent years, such as the WTC and asbestosis.

Evolution of the share price - Year 2002

Annual performance:

Corporación Mapfre	+18.7%
Ibex 35	-28.1%
DJ Stoxx Insurance	-51.2%

MAP absolute performance with respect to:

Ibex 35	+46.8%
DJ Stoxx Insurance	+69.9%

MAP relative performance with respect to:

Ibex 35	+65.2%
DJ Stoxx Insurance	+143.5%

—— Corporación Mapfre - - - Ibex 35 ······ DJ Stoxx Insurance

Strategy

- The strategy of Sistema Mapfre aims to achieve the following goals:
  - Strengthen the Group's leading position in the Iberian insurance market
  - Consolidate the presence in Latin America
  - Boost the development of Corporación Mapfre and the value of its shares
  - Optimise the results of the alliance with Caja Madrid
  - Promote the international development of the Reinsurance and Assistance units
  - Further refine the structure and operation of the distribution network in Spain
  - Increase the growth of corporate insurance
  - Apply cutting-edge technology
  - Improve the quality and training level of human resources

Year 2002 results vs. targets

- Results growth exceeded 2002 targets by a wide margin
- Funds under management in the Life business also exceeded growth targets, in a particularly difficult year
- Due to exogenous factors (devaluations in Latin America), non-life premiums growth only partially achieved its target
- Non-life premiums growth in Spain (+27%) substantially exceeded its target.

	2001	2002	% Var.	Target	Spread
Non-life premiums	3,128.9	**3,357.0**	7.3%	10.0%	**- 2.7%**
FUM (Mapfre Vida)	10,956.8	**12,209.6**	11.4%	8 - 10%	**3.4%**
Net result	96.2	**113.4**	17.9%	10.0%	**+ 7.9%**

Million euros

Targets

- Corporación Mapfre aims to achieve the following revised targets over the 2003-2005 period:
  - Sustained underwriting profit in the insurance and reinsurance businesses (combined ratio ≤ 100% in Non-life insurance)
  - Return on equity around 10%, and growing earnings per share

- The following will be the key reference growth targets:

Non-life premiums	**> 10%**
Funds under management (Mapfre Vida)	**8-10%**

- The average annual increase in net results should be equal to, or greater than 10% is expected for the consolidated group in its present structure.

Section I Key facts

Section II Analysis of results

Appendix

Calendar and contacts

Corporación Mapfre: Consolidated profit and loss account

	2000	2001	2002	% 02/01
N/L Gross premium written	2,499.3	3,128.9	3,349.0	7.0%
N/L Net premium written	2,143.6	2,682.1	2,749.2	2.5%
Net Premiums Earned	2,082.2	2,564.5	2,568.3	0.1%
Net Claims Incurred	-1,543.1	-1,839.5	-1,783.7	-3.0%
Variation, Other Technical Provisions	-9.5	-18.2	-27.3	50.2%
Operating Expenses	-582.4	-728.3	-747.4	2.6%
Net Other U/W Income	-33.4	-35.1	-43.0	22.5%
U/W Result	**-86.2**	**-56.5**	**-33.1**	**-41.4%**
Net Inv. Income, Non-life Account	192.5	195.8	232.8	18.9%
Variation, stabilization/equalization reserve	-5.6	-2.9	-10.0	243.0%
Non-life Technical Result	**100.8**	**136.3**	**189.7**	**39.2%**
Life GPW	1,703.1	2,660.3	2,290.9	-13.9%
Life NPW	1,690.0	2,614.5	2,241.0	-14.3%
Net Life Expenses	-101.8	-126.7	-133.3	5.2%
U/W Result, Life Account	-196.4	-293.5	-329.8	12.4%
Net Inv. Income, Life account	238.0	374.1	410.9	9.8%
Life Technical Result	**41.6**	**80.5**	**81.1**	**0.7%**
Total Technical Result	**142.3**	**216.9**	**270.8**	**24.9%**
Net financial income	16.4	21.2	-7.6	-135.9%
Other Non-technical Items	25.7	-4.1	-3.4	-16.4%
Extraordinary Items	15.6	-22.4	-0.8	-96.4%
Pretax Result	**200.0**	**211.7**	**259.0**	**22.3%**
Taxes	-59.0	-43.7	-67.6	54.7%
Net Result	**141.0**	**168.0**	**191.4**	**13.9%**
Minorities	-49.1	-71.8	-78.0	8.6%
NET RESULT, GROUP SHARE	**91.9**	**96.2**	**113.4**	**17.9%**
N/L Loss Ratio [1]	74.6%	72.4%	70.5%	
N/L Expense Ratio [1]	28.7%	28.5%	28.8%	
N/L Combined Ratio [1]	103.3%	100.9%	99.3%	
Life Expense Ratio [1]	6.0%	4.8%	6.0%	

[1] Ratios calculated over premiums net of reinsurance. Million euros

Corporación Mapfre: Profit by business area

	2000	2001	**2002**	% 02/01
Companies operating mainly in Spain				
Direct insurance	135.8	169.9	**199.9**	17.6%
Other	0.1	---	---	---
Subtotal	135.9	169.9	**199.9**	17.6%
Companies operating mainly abroad				
Direct insurance	16.0	36.2	**56.5**	56.1%
Accepted reinsurance	12.4	-2.2	**30.9**	---
Assistance	3.9	4.4	**5.3**	20.5%
Other	-0.3	0.5	**-1.5**	---
Subtotal	32.0	38.9	**91.2**	134.4%
EQUITY-ACCOUNTED SUBSIDIARIES				
Brokerage and fund management	23.5	23.1	**19.9**	-13.7%
Real estate management and development	2.5	11.7	**3.5**	-69.9%
Other	0.5	-0.1	**0.5**	---
Total results from subsidiaries	194.4	243.5	**315.0**	29.4%
Amortisation of goodwill and portfolio acquisition costs	-10.9	-24.1	**-37.6**	56.0%
CORPORACION MAPFRE unconsolidated result	74.9	35.1	**-39.1**	---
Consolidation adjustments	-58.5	-42.8	**20.7**	---
Result before tax and minority interests	199.9	211.7	**259.0**	22.3%
Taxes	-59.0	-43.7	**-67.6**	54.7%
Result attributable to minority interests	-49.0	-71.8	**-78.0**	8.6%
Result attributable to the controlling company	91.9	96.2	**113.4**	17.9%

Million euros

Corporación Mapfre: Profit by business unit [1]

	2000	2001	**2002**	% 02/01
MAPFRE VIDA	89.7	96.3	**103.1**	7.1%
MAPFRE SEGUROS GENERALES	53.9	66.3	**76.6**	15.5%
MAPFRE INDUSTRIAL	4.9	12.8	**18.6**	45.3%
MAPFRE CAUCION Y CREDITO	5.1	5.7	**7.1**	24.6%
MAPFRE CAJA SALUD	1.8	8.9	**13.8**	55.1%
OTHER SUBSIDIARIES				
MAPFRE RE	16.4	36.2	**56.3**	55.5%
MAPFRE AMERICA	12.4	-2.2	**30.9**	—
MAPFRE ASISTENCIA	3.9	4.4	**5.3**	20.5%
EQUITY METHOD[2]				
MAPFRE INMUEBLES	2.5	11.7	**3.5**	
GESMADRID, CAJA MADRID PENSIONES, CAJA MADRID BOLSA	3.5	5.3	**4.6**	

[2] Equity-accounted results are shown net of taxes

[1] Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs. Million euros

Corporación Mapfre: Profit by business unit (1)


2000
AMERICA 8%
OTHER 3%
REINSURANCE 6%
LIFE 35%
GENERAL INSURANCE 32%
ASSET MANAGEMENT 16%
2001
OTHER 6%
AMERICA 14%
LIFE 30%
GENERAL INSURANCE 37%
ASSET MANAGEMENT 13%
2002
REINSURANCE 9%
OTHER 3%
LIFE 27%
AMERICA 17%
ASSET MANAGEMENT 9%
GENERAL INSURANCE 35%

(1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs

CORPORACION MAPFRE

Corporación Mapfre: Cash earnings

	2000	2001	**2002**	% 02/01
Net result, group share	91.9	96.2	**113.4**	17.9%
Depreciation [1]	39.3	50.7	**37.8**	-25.4%
Amortisation [1]	10.9	24.1	**37.6**	56.0%
Cash earnings	142.1	171.0	**188.8**	10.4%

[1] Amortisation and depreciation figures have not been adjusted for the effect of taxes and the share of minority shareholders. Million euros

Corporacion Mapfre: Breakdown of the investment portfolio

Breakdown of the investment portfolio by asset type


Other Invest.
9.5%
Fixed assets
4.4%
Equities
1.2%
Inv. funds
5.1%
Fixed income
79.8%

Breakdown of the fixed income portfolio by rating


BBB
4.3%
BB
0.5%
B
0.6%
CCC
1.0%
SD
0.2%
NR
0.0%
AAA
20.9%
A
11.4%
AA
61.0%

Breakdown of the fixed income portfolio by issuer


Supranational
2.1%
'AAA' Struc. Fin.
2.1%
Telecom
1.8%
Struc. Fin.
1.1%
Industrial
6.3%
Utilities
5.9%
Fin. Inst.
21.1%
Public Sector
59.8%

Breakdown of the fixed income portfolio by area


Asia
0.3%
LatAm
5.1%
Africa
0.0%
North Am
10.2%
Spain
43.0%
Europe
41.4%

Mapfre Caja Madrid Holding: Growth rates

European Union: Non-life premiums


14.9%
13.0%
12.3%
9.4%
11.5%
5.8%
-6.2%
-0.4%
1998
1999
2000
2001
EUROPEAN UNION
SPAIN



Spain: Non-life premiums (w/o Motor Ins.)


23.2%
18.3%
13.9%
15.5%
16.1%
12.6%
11.3%
11.2%
5.0%
1.1%
1998
1999
2000
2001
2002
SPAIN
MCM Holding Non-Life (w/o Motor)

European Union: Life premiums

1998 1999 2000 2001

41.4%
36.9%
27.1%
7.1%
15.4%
-3.8%
6.5%
-6.0%

EUROPEAN UNION — SPAIN

Spain: Funds under management (1)


1998
1999
2000
2001
2002
26.3%
22.8%
20.7%
20.9%
23.6%
11.6%


6.3%
3.9%
2.6%
-2.3%
SPAIN
MCM Holding Life

(1) Technical reserves + investment funds + pension funds. Source: Corporación Mapfre, using SIGMA and ICEA data

Mapfre Caja Madrid Holding: Full-year figures

	PREMIUMS[1]			RESULTS [2]		
	2001	**2002**	% 02/01	2001	**2002**	% 02/01
MAPFRE VIDA	2,647.0	**2,229.6**	-15.8%	96.3	**103.1**	7.1%
MAPFRE SEGUROS GENERALES	701.6	**786.6**	12.1%	66.3	**76.6**	15.5%
MAPFRE INDUSTRIAL	203.3	**346.4**	70.4%	12.8	**18.6**	45.3%
MAPFRE CAUCIÓN Y CRÉDITO	70.6	**85.3**	20.8%	5.7	**7.1**	24.6%
MAPFRE CAJA SALUD	219.3	**246.1**	12.2%	8.9	**13.8**	55.1%

	2001	**2002**
N/L Loss ratio [3]	68.5	**67.8**
N/L Expense ratio [3]	24.5	**24.8**
N/L Combined ratio [3]	93.0	**92.6**

[1] Premiums from acquired companies are included on a full-period basis, independently of their first consolidation date

[2] Before tax, minority interest, and amortisation of goodwill and portfolio acquisition costs

[3] Net of reinsurance

Million euros

Mapfre Caja Madrid Holding: Sales by channel

	2001			2002		
	Agents channel	Bank channel	% Bank channel	Agents channel	Bank channel	% Bank channel
MAPFRE VIDA (w/o externalisations)	753.0	1,033.2	57.8%	794.3	1,114.9	58.4%
MAPFRE SEGUROS GENERALES	668.1	34.0	4.8%	739.9	46.7	5.9%
MAPFRE CAJA SALUD	212.2	7.1	3.2%	237.2	8.9	3.6%
MAPFRE EMPRESAS	268.7	5.4	2.0%	405.9	25.8	6.0%
TOTAL	1,902.0	1,079.7	36.2%	2,177.3	1,196.3	35.5%

Million euros

Mapfre Vida:
Changes in the tax treatment of savings

- In January 2003, significant changes in personal income tax were introduced:
  - Reductions in tax rates, as well as in the number of tax brackets
  - Increased personal allowances and rebates for dependent relatives.
- According to Ministry of Finance estimates, these changes will raise available income for taxpayers by € 3.6 billion, of which at least 20% will go to savings.
- At the same time, the tax treatment of savings was improved significantly:
  - Rates applicable to gains on Life Insurance policies were reduced further
  - Limits on annual maximum contributions to pension funds were raised
  - PPAs ('planes de previsión asegurada'), life insurance policies with the same advantages and restrictions as pension funds, were introduced
  - The rate applicable to gains on mutual funds was reduced
  - Taxation of capital gains generated upon the transfer of savings between mutual funds can now be deferred.
- The new legislation has particularly interesting implications for Mapfre:
  - For holding periods of 2 years or longer, nearly 60% of all taxpayers obtain the best tax-adjusted returns, depending on their marginal tax rates, by investing in Life insurance policies
  - Investors can now save for their pension through Life insurance policies
  - Easier transfers of savings between mutual funds open opportunities to win new customers.

Mapfre Vida:
Summary of changes in the tax treatment of savings

	Capital gains obtained over:				Reduction in 2003
Life Insurance	< 2 years	> 2 years	> 5 years	> 8 years	
- 2003	marginal rate	marginal rate x (1 - 0.4)	marginal rate x (1 - 0.75)	marginal rate x (1 - 0.75)	At years 2 and 5: 10% of the marginal rate
- 2002	marginal rate	marginal rate x (1 - 0.3)	marginal rate x (1 - 0.65)	marginal rate x (1 - 0.75)	
Shares, funds and real estate	< 1 year	> 1 year			
- 2003	marginal rate	15.0%			3.0%
- 2002	marginal rate	18.0%			
Transfers between mutual funds	< 1 year	> 1 year			
- 2003	0.0%	0.0%			Minimum: 18%; Maximum: marginal rate
- 2002	marginal rate	18.0%			
Bank deposits	< 2 years	> 2 years			
- 2003	marginal rate	marginal rate x (1 - 0,4)			10% of the marginal rate
- 2002	marginal rate	marginal rate x (1 - 0,3)			

Pension Funds	2002	2003	Increase in 2003
Maximum annual contribution			
Taxpayers < 52 years of age	14,424	16,000	+ € 1.576
Increase in the maximum annual contribution			
Taxpayers > 52 years of age	2,404	2,500	+ € 96
Maximum annual contribution			
Taxpayers ≥65 years of age	45,676	48,500	+ € 2.824

Mapfre Vida: 2002 growth rates vs. the market

	Mapfre Vida	Market
Funds under management [1]	11.6%	2.9%
Technical Reserves	17.4%	12.6%
Mutual Funds	-10.6%	-3.8%
Mutual Funds (w/o money market)	-11.0%	-12.2%
Pension Funds	17.0%	10.6%

[1] Funds under management = technical reserves + mutual funds + pension funds. Source: ICEA, INVERCO


CORPORACION MAPFRE

Mapfre Vida: Funds under management


98-02 CAGR: 19.7%
5,957
7,256
9,084
10,957
12,210
1998
1999
2000
2001
2002
Technical reserves
Investment and pension funds
Shareholders' equity

Million euros

Mapfre Vida: Key facts of the year 2002

- Fiscal year 2002 was characterised by:
  - An even more challenging financial markets enviroment than in 2001
  - Growing investor demand for Life insurance and pension saving products, mostly concentrated on guaranteed rate types.
- The 17.0% increase in total Life insurance premiums for the market as a whole was distorted by two large internal externalisation transactions:
  - VidaCaixa: € 1.4 billion insurance policy related to the pension plan of the employees of "La Caixa"
  - Antares: insurance policy related to the Survival Cover of the employees of Telefónica.
- Excluding both of these atypical transactions:
  - According to ICEA, the market only grew 0.7%
  - Mapfre Vida confirmed itself as the largest Life insurer in Spain, with an 8.1% share of total premiums, and an 11.6% increase in funds under management (11.4% including shareholders' equity), vs. a 2.9% increase for the market as a whole.



Mapfre Vida: Key figures

- The 11.6% increase in funds under management reflects:
  - Strong increase in sales of Life insurance policies (excl. externalisations):
    - + 15.9% in the agents channel
    - + 7.6 % in the bank channel
  - Significant growth in single premiums, which more than compensated for the decrease in unit-linked premiums
  - 17.0% growth in pension funds, well above the 10.6% increase for the market as a whole
  - € 320.4 million in externalisation premiums, taking the total figure to € 2.1 billion, with an estimated 16.5% market share
- Sales of medium- and long-term individual savings products benefited from the attractive spreads offered over bank deposits.

	2000	2001	**2002**	% 02/01
Technical Reserves	6,135.2	7,822.4	**9,186.1**	17.4%
Investment Funds	2,178.4	2,202.3	**1,968.7**	-10.6%
Pension Funds	457.9	582.2	**680.9**	17.0%
Funds under management	8,771.5	10,606.9	**11,835.7**	11.6%
Clients - Investment Funds	188,193	194,586	**176,741**	-9.2%
Clients - Pension Funds	61,611	82,908	**105,274**	27.0%
Consolidated Premiums	1,714.9	2,647.0	**2,229.6**	-15.8%
Equity	312.3	349.9	**373.9**	6.9%
Gross result [1]	89.7	96.3	**103.1**	7.0%
Net result	63.9	69.9	**75.9**	8.6%
Expense Ratio	6.2	3.9	**4.8**	
ROE	25.2	21.1	**21.0**	

[1] Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

Mapfre Vida: Premiums breakdown

	2000	2001	2002	% 02/01
Regular Premiums	464.4	459.0	**510.3**	11.2%
- Agents channel	427.1	423.4	**430.8**	1.7%
- Bank channel	37.3	35.6	**79.5**	123.3%
Single Premiums	493.9	922.3	**1,330.9**	44.3%
- Agents channel	141.7	226.8	**337.9**	49.0%
- Bank channel	352.2	695.5	**993.0**	42.8%
Unit-Linked	487.9	328.8	**54.8**	-83.3%
- Agents channel	63.6	26.7	**16.0**	-40.1%
- Bank channel	424.3	302.1	**38.8**	-87.2%
LIFE PREMIUMS	1,446.2	1,710.1	**1,896.0**	10.9%
Externalisation	884.1	860.8	**320.4**	-62.8%
- Agents channel	573.6	555.4	**240.0**	-56.8%
- Bank channel	310.5	305.4	**80.4**	-73.7%
Sub-total	2,330.3	2,570.9	**2,216.4**	-13.8%
Accidents	4.9	7.0	**13.2**	88.6%
- Agents channel	4.9	7.0	**9.6**	37.1%
- Bank channel			**3.6**	
Health	59.3	69.1	**0.0**	
TOTAL PREMIUMS	2,394.5	2,647.0	**2,229.6**	-15.8%
- Agents channel	1,270.2	1,308.4	**1,034.3**	-20.9%
- Bank channel	1,124.3	1,338.6	**1,195.3**	-10.7%

Premiums from Caja Madrid Vida are included on a full-year basis, independently of the date of its first consolidation (01/07/00). Million euros

CORPORACION MAPFRE

Mapfre Vida: Breakdown of Life premiums by type of customer[1]

2001


Group
11%
Individual
89%

2002


Group
12%
Individual
88%

[1] Excluding externalisations

Mapfre Vida: Year 2003 strategy

- Over the long term, Mapfre Vida aims to:
  - Increase its share of the market for life insurance and saving products
  - Achieve even higher rates of return on equity
  - Maintain and raise the quality level of services offered to customers.

- The strategy for 2003 will focus on:
  - Launching new products
  - Increasing sales volumes, through:
    - A higher productivity level of agents and advisors in the agents channel
    - A further increase in the degree of operational and commercial integration with the bank channel
  - A stronger development of group products sales through the bank channel
  - The adoption of new technologies to increase internal productivity levels.

- PPAs (Planes de previsión asegurados) represent a unique opportunity for the development of Life insurance companies. Mapfre Vida is optimistic about this product, whose sales will begin during the first quarter:
  - Its minimum guaranteed return is an attractive feature in the present market environment
  - Mapfre Vida specialises in selling retirement products
  - PPAs can attract those savers who dislike the volatility of pension funds.


CORPORACION MAPFRE

Mapfre Seguros Generales: Spin-off of Mapfre Industrial

- From 2003 onwards, Mapfre Industrial will form part of the Corporate Insurance Operating Unit of Sistema Mapfre (Mapfre Empresas). The legal separation will be carried out within the fiscal year
- In preparation for this spin-off, consolidated figures for Mapfre Seguros Generales are shown without Mapfre Industrial. Figures for the latter are shown in the Mapfre Empresas section.

Mapfre Seguros Generales: Comparison with the market


15,000
10,000
5,000
0
16%
12%
8%
4%
0%
1998
1999
2000
2001
2002
Source: Mapfre, Unespa
Market
Mapfre Seguros Generales
% Market growth

Million euros

Mapfre Seguros Generales: Evolution of the number of household insurance policies

99-02 CAGR: 24.7%

1999	2000	2001	2002
890,679	1,266,942	1,582,583	1,726,160

Million euros

Mapfre Seguros Generales: Evolution of customer loyalty in household insurance



1,121,693
10.4%
957,737
9.1%
867,364
795,909
744,292
692,695
7.9%
7.3%
6.9%
6.5%
1997
1998
1999
2000
2001
2002
Mapfre Hogar customers (excluding bank channel and M. Finisterre)
Cancellation ratio

Mapfre Seguros Generales: Key figures

- 20.1 % increase in premiums volume (12.1% applying the same consolidation perimeter), which reflects high new business figures in almost every branch.
- The 15.5% increase in gross results (7.3% applying the same consolidation perimeter), reflects:
  - Stable claims and expense ratios
  - A higher profitability level at Mapfre Finisterre
  - Larger goodwill amortisation charges.
- Mapfre Guanarteme maintains high levels of return on premiums: 13.4%, vs. 17.% in 2001. The 7.4% decrease in results stems from an increase in the loss ratio, which was particularly low in 2001.
- Premiums sold through the bank channel amounted to € 46.7 million, a 37.4% increase.

	2000	2001 *	**2002**	% 02/01
Personal accidents	49.8	68.6	**84.6**	23.4%
Marine	4.2	3.1	**3.9**	24.7%
Fire - Property	4.3	7.1	**10.7**	50.1%
Motor civil liability	60.6	74.7	**87.2**	16.6%
Motor other risks	18.1	23.1	**27.4**	18.4%
Civil Liability	5.5	9.7	**12.2**	25.7%
Burial	16.5	111.6	**151.3**	35.6%
Home combined	141.2	194.5	**235.6**	21.2%
Condominiums combined	48.7	60.6	**72.8**	20.1%
Industrial risks	5.3	5.2	**10.4**	100.9%
Commercial risks	71.0	78.8	**70.3**	-10.8%
Assistance	0.0	4.2	**6.2**	47.6%
Health	0.0	2.8	**3.7**	32.7%
Life	0.0	11.2	**10.4**	-7.1%
Premiums Written	425.3	655.2	**786.6**	20.1%
Gross Result [(1)]	53.9	66.3	**76.6**	15.5%
Net result	32.5	38.2	**40.3**	5.5%
Equity	83.5	193.0	**207.3**	7.4%
Loss Ratio	69.3	62.3	**62.0**	
Expense Ratio	21.3	28.2	**28.6**	
Combined Ratio	90.6	90.5	**90.6**	
ROE	38.3	27.6	**20.1**	

(1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

* Mapfre Finisterre was consolidated from April 2001 onwards. Million euros

Mapfre Seguros Generales: Key figures of consolidated companies

	PREMIUMS			RESULTS (1)		
	2001	**2002**	% 02/01	2001	**2002**	% 02/01
MAPFRE SEGUROS GENERALES	382.5	**443.8**	16.0%	35.7	**39.2**	9.8%
MAPFRE GUANARTEME	131.7	**155.3**	17.9%	22.5	**20.8**	-7.4%
MAPFRE FINISTERRE (2)	187.9	**187.5**	-0.2%	5.7	**15.8**	176.4%
	702.1	**786.6**	12.0%			

(1) before tax, minority interests and amortisation of goodwill and portfolio acquisition costs
(2) Figures for MAPFRE FINISTERRE are shown from January 2001,
although this subsidiary was only consolidated from April 2001 onwards

Million euros

Mapfre Seguros Generales: Year 2003 strategy

- Increase business volumes, and raise customer loyalty levels, focusing on:
  - A greater degree of customer segmentation, to offer more personalised service
  - An increase in the number and quality level of services
  - A larger volume of sales through the bank channel.

Mapfre Empresas

- The Corporate Insurance Operating Unit of Sistema Mapfre (Mapfre Empresas) began operating in January 2003
- Mapfre Empresas is the first unit of Sistema Mapfre specialised by type of customer
- It aims to satisfy all insurance protection needs of corporate customers in:
  - Spain
  - Europe
  - Latin America
- Mapfre Empresas will be formed by:
  - Mapfre Industrial (presently a subsidiary of Mapfre Seguros Generales)
  - Mapfre Caución y Crédito
- Mapfre Empresas will coordinate the sale of corporate insurance products offered by other Mapfre companies
- Mapfre Empresas starts off with a significant share of the corporate insurance market: 10.7% in 2001, and an estimated 11.5% in 2002.

Mapfre Empresas: Mapfre Caución y Crédito

- Premiums grew 20.7%, vs. an estimated 12% for the market as a whole, mainly due to a larger number of customers.
- The larger loss ratio reflects a higher cost of reinsurance protection.
- Results increase, in spite of the devaluations in Latin America, thanks to:
  - Cost containment
  - Partial release of equalisation reserves
  - Larger revenues from sales of credit classification services.

	2000	2001	**2002**	% 02/01
Premiums written	60.9	70.7	**85.3**	20.7%
Gross result [1]	5.1	5.7	**7.1**	24.6%
Net result	2.8	3.2	**4.6**	43.8%
Equity	15.7	17.5	**18.0**	2.9%
Loss Ratio	68.8	72.7	**85.3**	
Expense Ratio	37.1	33.2	**32.7**	
Income from credit opinions	-3.8	-14.1	**-19.0**	
Combined Ratio	102.1	91.8	**99.0**	
ROE	17.9	19.3	**25.9**	

[1] Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

Mapfre Empresas: Mapfre Industrial

- In 2002, the corporate insurance market was characterised by strong tariff increases and a reduction in the number of insurers.
- Mapfre Industrial was able to take advantage of this environment and increase its premiums volume by more than 70%.
- Similar to previous years, the Company outperformed the market by means of:
  - A faster rate of growth
  - A lower loss ratio.
- These results reflect:
  - A high level of service, provided by the widest distribution network in the Spanish market
  - Rigorous underwriting and tarification
  - Cost containment.

	2000	2001	**2002**	% 02/01
Premiums written	148.5	203.4	**346.4**	70.3%
Gross result [1]	4.9	12.8	**18.6**	45.3%
Net result	3.1	8.2	**12.1**	47.6%
Equity	34.6	40.7	**42.0**	3.2%
Loss Ratio	83.4	74.8	**71.8**	
Expense Ratio	20.4	20.9	**19.2**	
Combined Ratio	103.8	95.7	**91.0**	
ROE	11.3	21.9	**29.2**	

[1] Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

Mapfre Empresas: Year 2003 strategy

- Complete the spin-off of Mapfre Industrial from Mapfre Seguros Generales
- Integrate functional areas to improve sales effectiveness and exploit synergies
- Upgrade the portfolio of products and services for corporate customers
- Gradually develop an international presence
- Obtain financial strength ratings

Mapfre Caja Salud: Evolution of the number of customers


8,700,000[a]
8,051,878
7,632,112
7,336,903
8.3%
7.9%
6.5%
5.2%
1999
2000
2001
2002
Market
Mapfre Caja Salud
Market Share (customers)

Source: ICEA, except [a], Corporación Mapfre estimates based on ICEA figures



Mapfre Caja Salud

- The 68.9% increase (12.2% applying the same consolidation perimeter) in premiums, vs. 9.7% for the market as a whole, reflects:
  - Excellent results in the campaign to acquire new policies
  - The integration of the Health insurance business of Mapfre Vida
  - The completion of the commercial integration with the Mapfre network, and the increase in sales in the Caja Madrid network.
- The estimated share of total market premiums reached 7.5%, from 7.3% in 2001.
- The variation of the combined ratio reflects:
  - The stable performance of the Medical Assistance and Expenses Reimbursement products
  - The lower loss ratio and the higher acquisition costs of the business previously with Mapfre Vida
  - A higher expense ratio, due to the creation of the new corporate structure.

	2000	2001	**2002**	% 02/01
Premiums written	191.7	219.3	**246.1**	12.2%
- Agents network	168.5	193.7	**218.8**	13.0%
- Bank network	5.0	7.1	**8.9**	25.4%
- Brokers	18.2	18.5	**18.4**	-0.5%
Equity	54.2	77.3	**83.4**	7.9%
Number of policyholders	493,729	634,490	**724,483**	14.2%
Gross result [(1)]	1.8	8.9	**13.8**	55.1%
Net result	-1.9	4.6	**7.1**	54.3%
Loss Ratio	86.2	80.8	**80.4**	
Expense Ratio	11.5	15.6	**17.0**	
Combined Ratio	97.7	96.4	**97.4**	
ROE	—	7.0%	**8.8%**	

Premiums and policyholders figure are shown on a full-period basis, independently of the dates on which companies were acquired
The expense ratio for Mapfre Caja Salud is calculated over net earned premiums, as most premiums are underwritten in January

(1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

Mapfre Caja Salud: Year 2003 strategy

- In 2002, the following results were achieved:
  - Significant progress in the integration of premises, operations and functions
  - Revision of the product porfolio
  - Harmonisation of the healthcare network and a widening of its nationwide presence by province
  - A restructuring of sales through the distribution networks of Mapfre and Caja Madrid.

- In 2003, Mapfre Caja Salud aims to consolidate its position in the market, by:
  - Achieving full nationwide presence
  - Opening new medical centres
  - Exploiting the more advantageous tax treatment granted to health insurance in 2003:
    - The deduction limit was raised to € 500 per individual, without limits per family unit (2001: € 360 per individual, with a maximum limit of € 1,200 per family unit)
    - The possibility to deduct health insurance premiums was extended to self-employed taxpayers
  - Increasing sales through the Mapfre and Caja Madrid networks, as well as through the call center
  - Launching a wide-reaching advertising campaign
  - Offering services to customers, suppliers and agents through the Internet.

Latin American Non-life market

PREMIUM VOLUME

	1998	1999	2000	2001
Latin American Market	24,715.7	25,457.3	30,411.2	29,973.0
Mapfre America (w/o Puerto Rico)	977.2	1,001.8	1,297.6	1,464.2

MAPFRE AMERICA MARKET SHARE

1998	1999	2000	2001
4.0%	3.9%	4.3%	4.9%

Source: SIGMA. Million euros

Mapfre América: Results

- Increase in premiums in local currency, neutralised by the appreciation of the euro
- Strong results growth, in a crisis enviroment
- Similar to previous periods of inflation and devaluation, the larger claims ratio was compensated by financial income:
  - Very high interest rates
  - Significant proportion of hard currency investments, which generated a large income
- The higher ROE takes into account:
  - A larger net result
  - The € 97 million capital increase
- Consolidated shareholders' equity decreased by € 148.3 million, due to the impact of devaluations. Even excluding this effect, the ROE would have increased over 2001.
- The increase of the shareholding in Seguros Tepeyac (Mexico) to 99.9% only had an effect on the share of minority shareholders in net results from June onwards.

	2000	2001	**2002**	% 02/01
Premiums Written	1,328.3	1,516.5	**1,341.1**	-11.6%
Gross result [1]	16.4	36.2	**56.3**	55.5%
Net result	2.5	18.1	**26.5**	46.4%
Equity	469.3	559.8	**535.0**	-4.4%
Loss Ratio	73.2	70.9	**76.8**	
Expense Ratio	32.9	32.8	**33.6**	
Combined Ratio	106.1	103.7	**110.4**	
ROE	0.6	3.5	**4.8**	

[1] Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

Mapfre América: Evolution of the combined ratio

- The combined ratio increased significantly in 2002, due to the time gap in adapting tariffs to:
  - The higher cost of catastrophe reinsurance, mainly in Puerto Rico
  - The effect of devaluations on the prices of automotive spare parts and medicines, especially in Venezuela
  - The application of monetary adjustment correction factors to the value of claims in Argentina
- Despite these effects, the loss ratio in direct insurance remained at moderate levels: 69.3% in 2002, vs. 67% in 2001
- Tariff revision will be completed in 2003
- The reduction in the expense ratio provides evidence of the progress achieved in the management of Latin American subsidiaries.


103.7%
2.3%
- 0.3%
3.7%
1.1%
110.4%
Combined Ratio as at 31/12/01
Loss (direct)
Expense (direct)
Loss (ceded)
Expense (ceded)
Combined Ratio as at 31/12/02

Mapfre América: Premiums and income by country

	PREMIUMS					RESULTS (1)			
					Local Currency				
COMPANY	2000	2001	**2002**	% 02/01	% 02/01	2000	2001	**2002**	% 02/01
MAPFRE ARGENTINA	197.5	220.6	**94.1**	-57.3%	13.8%	1.4	8.5	**-2.3**	-127.0%
VERA CRUZ (BRAZIL)	280.2	284.5	**236.0**	-17.0%	7.4%	2.8	0.4	**6.0**	1410.5%
MAPFRE CHILE SEGUROS	50.6	58.9	**75.1**	27.5%	38.8%	1.7	1.4	**1.5**	10.3%
MAPFRE COLOMBIA	38.1	42.4	**40.6**	-4.2%	9.6%	-6.1	0.1	**2.1**	2031.0%
SEGUROS TEPEYAC (MEXICO)	273.7	311.5	**352.8**	13.3%	23.1%	6.6	9.7	**13.9**	43.3%
MAPFRE PARAGUAY	10.0	7.7	**7.3**	-5.2%	25.9%	-0.6	0.2	**0.2**	35.9%
MAPFRE PERU	21.6	27.9	**26.6**	-4.8%	1.9%	-4.3	-2.8	**-5.2**	85.3%
MAPFRE USA	202.6	222.7	**222.1**	-0.3%	6.1%	5.1	11.5	**15.5**	35.1%
LA CENTRO AMERICANA	24.7	29.3	**33.7**	14.9%	18.9%	1.6	1.1	**1.8**	61.7%
MAPFRE URUGUAY	12.7	11.3	**13.4**	18.3%	51.1%	0.0	0.8	**-1.9**	-332.1%
LA SEGURIDAD (VENEZUELA)	216.7	299.8	**239.5**	-20.1%	21.7%	13.0	20.0	**30.2**	50.9%

(1) Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs. Million euros

Mapfre America: Management ratios for the main subsidiaries

	Loss ratio				Expense ratio			
	2000	2001	**2002**	% 02/01	2000	2001	**2002**	% 02/01
Aconcagua	65.4%	63.6%	**178.6%**	115.0%	38.5%	38.9%	**41.6%**	2.7%
Centroamericana	70.2%	68.6%	**65.6%**	-3.0%	35.4%	34.2%	**34.3%**	0.1%
Mapfre USA	70.8%	73.5%	**61.4%**	-12.0%	32.6%	35.6%	**42.2%**	6.6%
Peru	76.2%	71.0%	**86.6%**	15.6%	61.1%	37.0%	**42.6%**	5.5%
Seg. Grales. Colombia	79.1%	63.9%	**51.5%**	-12.4%	49.0%	50.4%	**51.3%**	0.9%
Seg. Grales. Chile	70.3%	69.1%	**73.8%**	4.7%	34.3%	31.3%	**25.4%**	-5.9%
Seguridad	68.0%	70.8%	**80.7%**	9.9%	32.3%	28.5%	**28.8%**	0.4%
Tepeyac	65.6%	62.8%	**63.7%**	0.9%	36.2%	39.5%	**36.8%**	-2.7%
Vera Cruz	64.1%	63.8%	**64.8%**	1.0%	40.5%	41.5%	**41.9%**	0.4%

Subsidiaries' management ratios (expenses are classified by type)

Expense ratio: Total net management expenses / Net written premiums = (Total administrative expenses + Total acquisition expenses - Reinsurance commissions and participations) / (Gross premiums written - Ceded reinsurance premiums)

Loss ratio: Net claims / Net premiums earned = (Total incurred claims - Claims paid by reinsurers +/- Variation in claims reserve ceded to reinsurers) / (Gross premiums earned - Premiums ceded to reinsurers +/- Unearned premiums reserve ceded to reinsurers)

Mapfre América: Key facts of the year 2002 by country

- **Argentina:**
  - Premiums issuance changed from annual to four-monthly
  - Results reflect the application of the new regulation concerning monetary adjustment
- **Brasil:**
  - Results include non-recurring items totalling € 1.3 million
- **Mexico:**
  - Results include non-recurring realisation profits totalling € 4.5 million
- **Mapfre USA (Puerto Rico and Florida):**
  - The Amstar run-off generates a € 3.0 million non-recurring loss
  - Financial income includes gains from the early redemption of fixed income investments
- **Venezuela:**
  - Large financial income, due, among other reasons, to the maturing of dollar-denominated bonds during 2002

Mapfre América: Breakdown of the investments porfolio

Breakdown of the investment porfolio by asset type



Fixed assets
8.4%
Other Invest.
15.2%
Equities
1.1%
Inv. funds
6.1%
Fixed income
69.2%

Breakdown of the investment porfolio by currency



CLP
1.4%
PEN
0.1%
COP
2.3%
EUR
2.9%
PYG
0.1%
ARS
3.6%
VEB
4.3%
BRL
9.0%
USD
53.8%
MXN
22.5%

Breakdown of the fixed income portfolio by issuer



LatAm
Industrials
7.6%
Kingdom of
Spain
1.6%
North Am
Industrials
8.0%
LatAm
Sovereigns
46.6%
US Treasury
36.2%

Breakdown of the fixed income portfolio by rating



SD
2.2%
NR
0.3%
CCC
10.4%
B
6.1%
AAA
36.2%
BB
5.5%
AA
1.9%
BBB
32.2%
A
5.2%

Mapfre América: Year 2003 Strategy

- Increase business volumes by:
  - Widening the distribution network and increasing its loyalty
  - Signing distribution agreements through the bank channel in all countries
  - Developing the general insurance branch, with the support of Mapfre Seguros Generales

- Improve the combined ratio through:
  - Better claims handling and payment procedures
  - Revised tariffs and portfolio pruning
  - Higher productivity levels
  - Containment and cuts in expenses

Mapfre Re

- Strong increase in results, due to:
  - Prudent underwriting, focused on selected lines of business, areas and customers
  - Normal level of catastrophe claims
- The moderate growth in premiums reflects:
  - Cancellation of unbalanced and/or not very profitable contracts
  - The appreciation of the euro
- Devaluations in Latin America led to:
  - A lower weight of this region in the portfolio
  - Gains from the recalculation of reserves
- The following also deserve to be highlighted:
  - € 8.2 million contribution to equalisation reserves
  - Limited impact of losses from financial investments
  - No deviations on previous years' claims
  - No exposure to asbestosis
  - € 60 million capital increase, which will be carried out over the first quarter of 2003
  - The € 7.9 million result at Mapfre Reinsurance Corp. (USA).

	2000	2001	**2002**	% 02/01
Gross Premiums	606.3	687.9	**760.1**	10.5%
- of which Life	23.1	25.6	**24.0**	-6.3%
Gross result [1]	12.4	-2.2	**30.9**	—
Net result	8.1	0.8	**22.7**	—
Equity	283.8	269.9	**267.0**	-1.1%
Loss Ratio	74.9	80.3	**60.9**	
Expense Ratio	31.9	32.4	**32.6**	
Combined Ratio	106.8	112.6	**93.5**	
ROE	3.0	0.3	**8.5**	

[1] Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

CORPORACION MAPFRE

Mapfre Re: Result of the renewal campaign in 2003

Contracts to be renewed	Ordinary cancellations	Contracts	Increase in rates	New business	Exchange rate differences	Estimated premium growth in 2003 (*)
100%	- 12%	88%	16%	28%	- 8%	125%

Increase in rates: 18%

(*) Projected growth of total premiums in 2003 = 20%

Mapfre Re: Year 2003 Strategy

- Focus on profitability:
  - Underwriting policy focused on selected lines of business, areas and customers
  - Development of tools for measuring business profitability
- Renew the organisation and strengthen human resources
- Take advantage of the opportunities arising for traditional reinsurers from the decrease in the number of market participants
- Gradually develop new business lines
- Increase the business volume of Mapfre Reinsurance Corp. (USA)

Mapfre Asistencia

- Significant profit growth owing to the success of the Profitability Increase Plan (P.I.R.):
  - Decrease in the average cost of claims
  - 28% increase the provision of services
- Devaluations in Latin America led to:
  - A reduction in total income
  - A lower loss ratio
  - Exchange rate losses for € 6 million
- Moody's assigned a 'A1' financial strength rating, and A.M. Best renewed its 'A+ (superior)' rating
- Viajes Mapfre already has over 50 branches, ranking as the 13th largest travel agent in Spain by points of sale
- SIAM Consulting was set up, to develop claims management software
- The international expansion continued, with the opening of a subsidiary in Italy, taking the direct presence to 36 countries.

	2000	2001	**2002**	% 02/01
Total Income	196.6	222.4	**206.0**	-7.4%
- Premiums written	123.3	147.0	**127.5**	-13.3%
- Other income	73.3	75.4	**78.5**	4.1%
Equity	42.7	50.9	**48.7**	-4.3%
Gross result [1]	3.9	4.4	**5.3**	20.5%
Net result	1.7	2.8	**3.8**	35.7%
Loss Ratio	87.2	85.1	**77.3**	
Expense Ratio	11.2	10.4	**10.9**	
Combined Ratio	98.4	95.5	**88.2**	
ROE	4.3	4.8	**7.6**	

[1] Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs.

Million euros

Mapfre Asistencia: Road America Motor Club

- The acquisition of RAMC responds to the aim of acquiring a significant presence in the North American assistance market, as an enlargement of Federal Assist's small operation.
- RAMC ranks among the five largest roadside assistance companies in the US. Its portfolio is made up by more than 100 national clients and more than 4.6 million members.
- Its activity is supported by a network of 20,000 nationwide service points, and it has licence to operate in all States, Canada and Puerto Rico.
- In 2001, RAMC recorded an income of USD 11.1 million, and a net result of USD 1.0 million. Its shareholders' equity amounted to USD 4.1 million.
- The acquisition price amounts to USD 18 million, with additional limited payments based on the results obtained from a number of contracts over the next three years. Corporacion Mapfre has financed this acquisition by granting a € 18.0 million loan to Mapfre Asistencia, at market rates. Of this amount, € 9.0 million will be capitalised in January 2008, while the remaining € 9.0 million will be paid back over a period of 10 years.
- The US assistance market is not very developed yet. The combination of the technology supplied by Mapfre Asistencia with the infrastructure of RAMC will allow the development of new lines of business, especially home assistance.
- Net projected synergies amount to USD 0.3 million per year.

Mapfre Asistencia: Year 2003 Strategy

- Boost organic growth by:
  - Continuing the expansion abroad
  - Offering services for third age individuals
  - Starting two new branches of business: Legal Expenses and Money Damages insurance
- Analyse external growth opportunities:
  - Strategic alliances
  - Possible acquisitions
- Viajes Mapfre:
  - Beginining the expansion abroad
  - Possible acquisitions in Spain

Section I Key facts

Section II Analysis of results

Appendix

Calendar and contacts

Spanish Market vs. EU/EEA: % Premiums on GDP

% TOTAL PREMIUMS ON GDP

	1997	1998	1999	2000	2001
TOTAL EU/EEA	6.8	6.9	7.6	8.2	8.9
TOTAL SPAIN	5.4	5.2	5.7	6.7	6.3

% PREMIUMS ON GDP - LIFE

	1997	1998	1999	2000	2001
LIFE EU/EEA	3.9	4.0	4.7	5.3	5.5
LIFE SPAIN	2.5	2.5	3.0	3.9	3.3

% PREMIUMS ON GDP - NON LIFE

	1997	1998	1999	2000	2001
NON LIFE - EU/EEA	2.9	2.9	2.9	2.8	3.4
NON LIFE - SPAIN	2.9	2.7	2.7	2.8	2.9

Source: Swiss Re - Sigma 06/2002


CORPORACION MAPFRE

Corporación Mapfre: Consolidated quarterly results

NET RESULT BY QUARTER (million)

QUARTER	1999	2000	2001	2002
FIRST	18	23	26	29
SECOND	19	26	28	32
THIRD	23	28	17	28
FOURTH	10	15	25	24
TOTAL	**70**	**92**	**96**	**113**

QUARTERLY EPS

QUARTER	1999	2000	2001	2002
FIRST	0.10	0.13	0.14	0.16
SECOND	0.11	0.14	0.15	0.18
THIRD	0.13	0.15	0.09	0.15
FOURTH	0.05	0.08	0.14	0.13
TOTAL	0.39	0.51	0.53	**0.62**

QUARTERLY EPS


FIRST
SECOND
THIRD
FOURTH
TOTAL
1999
2000
2001
2002

Data adjusted for the share split, which took place on 15 September 2001. Figures in euros

Corporación Mapfre: Spanish distribution network- Year 2002



64 18
Asturias
132 22
Cantabria Euskadi
40 23
Navarra
55 6
Galicia
191 41
Andorra
La Rioja
18 5
Castilla y León
191 68
Cataluña
392 216
Aragón
77 25
C. Madrid
167 1,014
306 104
41 22
Castilla La Mancha
212 134
C. Valenciana
Extremadura
99 21
I. Balears
475 140
59 19
Andalucía
R. Murcia
Islas Canarias
3 0
113 22
Ceuta
Melilla
2 6

SISTEMA MAPFRE: 2,637

CAJA MADRID: 1,906

CORPORACION MAPFRE

Corporación Mapfre:
Expense and loss ratios

COMPANY	GROSS EXPENSE RATIO (%)[1]		GROSS LOSS RATIO (%)[2]		COMBINED RATIO (%)[3]	
	2001	2002	2001	2002	2001	2002
MAPFRE SEGUROS GENERALES	28.0%	**28.6%**	61.8%	**62.1%**	90.5%	**90.6%**
MAPFRE INDUSTRIAL	19.0%	**15.7%**	76.2%	**66.4%**	95.7%	**91.0%**
MAPFRE CAUCION Y CREDITO [4]	26.0%	**24.6%**	70.3%	**70.0%**	91.8%	**99.0%**
MAPFRE CAJA SALUD [5]	15.7%	**16.9%**	80.6%	**80.4%**	96.4%	**97.4%**
MAPFRE RE	28.8%	**28.2%**	81.0%	**57.0%**	112.6%	**93.5%**
MAPFRE ASISTENCIA	11.7%	**13.4%**	83.1%	**74.7%**	95.5%	**88.2%**
MAPFRE AMERICA	30.3%	**29.9%**	71.8%	**69.3%**	103.7%	**110.4%**
CORPORACION MAPFRE (Cons.)	27.1%	**26.2%**	73.8%	**66.1%**	100.9%	**99.3%**

(1) Total expenses / issued and accepted premiums

(2) Claims from direct insurance and accepted reinsurance / gross premiums earned

(3) Net expenses / net premiums written + net claims / net premiums earned

(4) The combined ratio of Mapfre Cauci6n y Crédito is adjusted for the net income from the sale of credit opinions

(5) The expense ratios of Mapfre Caja Salud are calculated over earned premiums, as most premiums are underwritten in January

Corporación Mapfre:
Geographical distribution of premiums

2001


OTHER
1.0%
SOUTH AMERICA
20.5%
NORTH AMERICA
11.1%
EUROPE
2.6%
SPAIN
64.7%

2002


OTHER
1.9%
SOUTH AMERICA
15.7%
NORTH AMERICA
12.4%
EUROPE
4.3%
SPAIN
65.7%

Corporación Mapfre: Consolidated balance sheet

	1999	2000	2001	**2002**
ASSETS				
Uncalled Share Capital	1.7	0.9	0.0	**0.0**
Fixed Assets and start-up expenses	84.5	367.0	506.1	**497.3**
Investments	4,886.7	7,985.5	10,260.3	**11,570.1**
Investments on account of policy holders assuming risk	54.6	509.7	739.4	**574.7**
Participation by reinsurance in technical reserves	342.1	409.0	477.7	**526.4**
Receivables	876.4	1,009.1	1,144.9	**1,081.8**
Other assets	546.5	412.5	553.3	**602.5**
Accruals	238.5	511.7	339.0	**396.9**
TOTAL ASSETS	7,031.0	11,205.3	14,020.7	**15,249.7**
LIABILITIES				
Shareholders' Equity	906.4	1,120.8	1,161.9	**1,076.9**
Minority interests	263.5	607.0	649.2	**624.3**
Deferred income	11.0	11.0	21.0	**17.5**
Technical reserves	5,054.3	8,032.3	9,943.2	**11,433.5**
Technical reserves when inv. risk is assumed by policyholders	54.6	509.7	739.4	**574.7**
Provisions for risks and expenses	63.6	70.6	105.1	**96.9**
Deposits received on ceded reinsurance	68.3	69.5	79.2	**94.0**
Debts	82.2	79.2	350.8	**296.7**
Other liabilities	475.2	649.2	898.6	**955.6**
Accruals	51.9	56.0	69.4	**79.6**
TOTAL LIABILITIES	7,031.0	11,205.3	14,020.7	**15,249.7**

Million euros

Corporación Mapfre: Consolidated investments breakdown

	1998	1999	2000	2001	**2002**
FIXED-ASSETS	524	530	535	567	**514**
EQUITY	99	100	161	173	**140**
FIXED-INCOME SECURITIES	2,496	2,929	5,585	7,610	**9,229**
INVESTMENT FUNDS	464	530	539	605	**587**
OTHER INVESTMENTS	798	797	1,165	1,306	**1,100**
TOTAL	4,381	4,887	7,986	10,260	**11,570**

100%
80%
60%
40%
20%
0%
1998
1999
2000
2001
2002
FIXED-ASSETS
FIXED-INCOME SECURITIES
OTHER INVESTMENTS
EQUITY
INVESTMENT FUNDS

Million euros

Corporación Mapfre: Funds under management[1]


15,965
14,857
12,488
8,613
7,702
1998
1999
2000
2001
2002
Investment Funds
Pension Funds
Shareholders Equity
Mathematical Reserves (Life)
Other Technical Reserves
Other Funds (2)

(1) Figures do not include funds managed by *Caja Madrid's* asset management subsidiaries
(2) Includes: mutual and pension funds, mathematical reserves, technical reserves, provisions for risks and expenses, deposits received on ceded reinsurance, dues on transactions in preparation of insurance contracts, and shareholders' equity

Million euros

Corporación Mapfre: Return to shareholders


0.25
0.36
7.7%
0.18
2.0%
0.31
0.39
7.9%
0.18
2.9%
0.38
0.51
9.1%
0.19
3.4%
0.45
0.53
8.4%
0.19
2.5%
0.55
0.62
10.1%
0.19
2.6%
1998
1999
2000
2001
2002
Recurring EPS
Ordinary EPS
Dividend per share
ROE (1)
Dividend Yield

(1) Result net of taxes and minorities/ average shareholders' equity

Figures in euros (excep ROE and return per dividend)

Mapfre Inversión: Key figures

	2000	2001	**2002**	% 02/01
- Fixed Income	231.5	290.9	**363.3**	24.9%
- Equity	711.2	640.1	**451.7**	-29.4%
- Balanced	526.7	478.3	**445.2**	-6.9%
- Guaranteed	537.5	602.0	**519.7**	-13.7%
- Money Market	46.6	47.7	**51.6**	8.2%
Total Mutual Funds	2,053.6	2,059.1	**1,831.5**	-11.1%
Managed Portfolios	124.8	143.2	**137.2**	-4.2%
Pension Funds	457.9	582.2	**680.9**	17.0%
Total AUM	2,636.3	2,784.5	**2,649.6**	-4.8%
Total Clients	249,804	277,494	**282,015**	1.6%
- Mutual Funds	188,193	194,586	**176,741**	-9.2%
- Pension Funds	61,611	82,908	**105,274**	27.0%
Market Shares				
- Mutual Funds	1.19%	1.16%	**1.07%**	
- Pension Funds[1]	1.21%	2.66%	**2.73%**	
Rank				
- Mutual Funds	14	13	**16**	
- Pension Funds[1]	11	9	**9**	
Pretax results	30.0	27.6	**25.2**	

[1] Market share and ranking data include defined benefit plans, whose amounts are not included in pension funds figures

Million euros

Mapfre Caución y Crédito: Business volume

	2000	2001	**2002**	% 02/01
Number of policies - Credit	3,350	4,006	**4,769**	19.0%
Insured amounts (*)				
Guarantee	1,351.5	1,456.4	**1,533.8**	5.3%
Credit	17,389.9	22,264.8	**27,191.5**	22.1%
Number of insolvency claims	5,375	6,736	**8,146**	20.9%
Interim claim valuation	31.9	41.4	**50.7**	22.5%
Recoveries	12.8	16.0	**18.6**	16.3%

(*) Million euros

Mapfre América:
Premiums by business line (%) - 2002

COMPANY	MOTOR	OTHER NON LIFE	LIFE	HEALTH	TOTAL
MAPFRE ARGENTINA	48	35	0	17	100
VERA CRUZ (BRAZIL)	78	22	0	0	100
MAPFRE CHILE SEGUROS	24	76	0	0	100
MAPFRE COLOMBIA	63	37	0	0	100
SEGUROS TEPEYAC (MEXICO)	70	13	9	8	100
MAPFRE PARAGUAY	46	53	1	0	100
MAPFRE PERU	42	55	0	3	100
MAPFRE USA	54	46	0	0	100
LA CENTRO AMERICANA (EL SALVADOR)	15	44	34	7	100
MAPFRE URUGUAY	53	47	0	0	100
LA SEGURIDAD (VENEZUELA)	33	21	2	44	100

Mapfre Re: Premiums breakdown


BY REGION
BY CEDENT
2002
USA 9%
ROW 2%
LATIN AMERICA 18%
SPAIN 42%
EUROPE 29%
MAPFRE 39%
OTHER 61%
2001
USA 8%
ROW 5%
SPAIN 33%
LATIN AMERICA 33%
EUROPE 21%
MAPFRE 45%
OTHER 55%

Mapfre Re: Premiums breakdown

BY TYPE OF BUSINESS

BY BRANCH OF BUSINESS

2002

FACULTATIVE 11%
NON PROPORTIONAL 13%
PROPORTIONAL 76%


OTHER
8%
LIFE AND
ACCIDENTS
8%
MOTOR
8%
MARINE AND
TRANSPORT
6%
PROPERTY
70%

2001


FACULTATIVE
8%
NON
PROPORTIONAL
15%
PROPORTIONAL
77%


OTHER
11%
LIFE AND
ACCIDENTS
9%
MOTOR
11%
MARINE AND
TRANSPORT
8%
PROPERTY
61%

Provisional calendar for the year 2003

26/02/03	Release of year 2002 results
26/02/03	Analysts' presentation, year 2002 results - Madrid
26/02/03	Analysts' presentation, year 2002 results - London
29/03/03	Annual General Meeting - Madrid
29/04/03	Release of first quarter 2003 interim results
24/07/03	Release of first half 2003 results
22/10/03	Release of third quarter 2003 interim results
22/10/03	Analysts' presentation, third quarter 2003 interim results - Madrid
22/10/03	Analysts' presentation, third quarter 2003 interim results - London

Dates may be subject to changes

Investor Relations Department

Luigi Lubelli
Finance Director
+34-91-581-6071

Jesús Rodríguez Castejón
+34-91-581-1096

Antonio Triguero Sánchez
+34-91-581-5211

Natalia Rodríguez Sánchez
+34-91-581-2458

Marisa Godino Alvarez
Secretary
+34-91-581-2985

Corporación Mapfre, S.A.
Investor Relations Department
Carretera de Pozuelo a Majadahonda, nº 52
28220 Majadahonda
relacionesconinversores.cormap@mapfre.com



Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic enviroment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life insurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE does not undertake to update or revise periodically the content of this document.